BINGHAM McCUTCHEN
Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736
October 6, 2009
VIA EDGAR
Houghton R. Hallock, Jr.
Jeffrey Long
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Funds (the “Registrant”) Registration Statement on Form N-14
Dear Messrs. Hallock and Long:
     On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registrant’s Registration Statement on Form N-14 relating to the proposed reorganization of certain series of Transamerica Investors, Inc. into corresponding series of the Registrant, as set forth on Appendix A. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2009. The Staff’s comments were conveyed to the Registrant and to us, as representatives of the Registrant, by telephone on September 24, 2009 and September 29, 2009.
     Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.
Comment 1. The Staff requested that, consistent with the current practice of the Staff, the Registrant should furnish a “Tandy” letter.
     Response: In response to the Staff’s request, a letter from the Registrant to the Commission containing certain acknowledgements requested by the Staff accompanies this letter as Exhibit A.
Comment 2. The Staff requested that the Registrant file a response letter including both the Staff’s comments and the Registrant’s responses thereto.
     Response: This letter is being filed in response to the Staff’s request.
Comment 3. The Staff requested that the Registrant provide additional information concerning the costs associated with the reorganizations and discuss in more detail how the expenses of the reorganizations are being allocated between Transamerica Asset Management, Inc. (“TAM”), on the one hand, and the target funds and destination funds, on the other.
     Response: The disclosure has been supplemented as requested by the Staff.

Comment 4. The Staff requested that the pro forma net operating expenses shown for combined Transamerica Money Market in the relevant fee table presentation be revised to exclude the additional costs associated with the combined fund’s participation in the U.S. Department of the Treasury’s Temporary Guarantee Program for Money Market Funds because such costs will not be an on-going expense for the fund.
     Response: The disclosure has been revised as requested by the Staff.
Comment 5. The Staff noted that Transamerica Capital, Inc., the distributor of combined Transamerica Money Market, has agreed to waive the 12b-1 fees for the fund until at least April 30, 2010, and questioned whether the waiver is expected to be extended beyond April 30, 2010.
     Response: The Registrant currently expects that the waiver will be extended beyond April 30, 2010.
Comment 6. The Staff requested that the Registrant confirm, with respect to fee waivers and expense reimbursements in place for Transamerica Premier Cash Reserve Fund, that no amount waived or reimbursed can be recaptured by the adviser after consummation of the reorganization.
     Response: The Registrant so confirms.
Comment 7. The Staff requested that each Capitalization table and Statement of Assets and Liabilities be adjusted to reflect the reorganization costs to be borne by the applicable funds.
     Response: The disclosure has been revised consistent with the Staff’s comment.
Comment 8. The Staff requested that the Registrant include (a) in the beginning of the Proxy Statement/Prospectus disclosure that (i) the pro forma net expense ratio of Class P shares of the combined Transamerica Money Market is expected to be higher as compared to the corresponding class of shares of Transamerica Premier Cash Reserve Fund and (ii) the expense cap in place for Class P shares of the combined Transamerica Money Market is expected to be higher as compared to the corresponding class of shares of Transamerica Premier Cash Reserve Fund and (b) in the “Reasons for the Proposed Reorganization” section under Proposal 2, disclosure addressing the Board’s conclusions upon considering (a)(i) and (a)(ii) above.
     Response: The Registrant has included the requested disclosure.
     Please call the undersigned at (617) 951-8567 with any questions.

Sincerely,

/s/ Paul B. Raymond
Paul B. Raymond

Appendix A

Series of Transamerica Investors, Inc.	Corresponding Series of the Registrant

Transamerica Premier High Yield Bond Fund	Transamerica High Yield Bond

Transamerica Premier Cash Reserve Fund	Transamerica Money Market

Exhibit A
TRANSAMERICA ASSET MANAGEMENT GROUP
570 Carillon Parkway
St. Petersburg, Florida 33716
October 6, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Transamerica Funds (the “Registrant”)
Ladies and Gentlemen:
          In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the Registration Statement on Form N-14 relating to the proposed reorganization of certain series of Transamerica Investors, Inc. into corresponding series of the Registrant, as set forth on Appendix A, filed with the Commission on September 1, 2009, the Registrant acknowledges that, with respect to the filing made by the Registrant with the Commission and reviewed by the Staff:
(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TRANSAMERICA FUNDS

By:	/s/ Timothy J. Bresnahan

Name: Timothy J. Bresnahan
Title: Assistant Secretary

Appendix A

Series of Transamerica Investors, Inc.	Corresponding Series of the Registrant

Transamerica Premier High Yield Bond Fund	Transamerica High Yield Bond

Transamerica Premier Cash Reserve Fund	Transamerica Money Market